SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159q104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81943P104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,784,444(See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,784,444(See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43.2% (See Items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*
The calculation is based on (i) 27,728,862 shares of Common Stock of the Issuer (as defined below) outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2012 and (ii) 13,484,444 newly issued shares of Common Stock of the Issuer issued upon the conversion of the Series E Preferred Stock (as defined below) of the Issuer.

CUSIP No. 81943P104	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,784,444(See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,784,444(See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43.2% (See Items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*
The calculation is based on (i) 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012 and (ii) 13,484,444 newly issued shares of Common Stock of the Issuer issued upon the conversion of the Series E Preferred Stock of the Issuer.

CUSIP No. 81943P104	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,784,444(See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,784,444(See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43.2% (See Items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*
The calculation is based on (i) 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012 and (ii) 13,484,444 newly issued shares of Common Stock of the Issuer issued upon the conversion of the Series E Preferred Stock of the Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on June 15, 2012 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on July 2, 2012 (“Amendment No. 1” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A. L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of TPG Genpar VI Delfir AIV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Genpar VI Delfir AIV, L.P., a Delaware limited partnership, which is the general partner of TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG Pantera”) which directly holds 17,777,778 shares of Common Stock (the “TPG Pantera Shares”). Because of the relationship between Group Advisors and TPG Pantera, Group Advisors may be deemed to beneficially own the TPG Pantera Shares.

Group Holdings is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company and an affiliate of TPG Pantera (“TPG Management”), which directly holds 6,666 shares of Common Stock (the “TPG Management Shares”) received as partial payment of the Monitoring Fee (as defined below) pursuant to the Management Services Agreement (as defined below).  Because of the relationship between Group Advisors and TPG Management, Group Advisors may be deemed to beneficially own the TPG Management Shares.”

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and restates the second paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

“Reference is made to the Securities Purchase Agreement, dated as of May 3, 2012 (the “Securities Purchase Agreement”), by and between the Issuer and TPG Pantera, pursuant to which, on June 6, 2012, the Issuer issued and sold (i) 13,477,778 shares of Series E Convertible Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”) at $11.25 per share, for an aggregate purchase price of $151,625,002.50; and (ii) 4,300,000 shares of Common Stock, at $11.25 per share, for an aggregate purchase price of $48,375,000, for a total aggregate purchase price of $200,000,002.50 (the “Purchase Price”). The Purchase Price was funded by equity contributions of the limited partners of TPG Pantera.”

This Amendment supplements Item 3 of the Original Schedule 13D by inserting the following after the third paragraph thereof:

“On August 1, 2012, the Issuer exercised its option to require the conversion of each share of Series E Preferred Stock into newly issued shares of Common Stock of the Issuer at a conversion rate equal to one share of Common Stock of the Issuer per share of Series E Preferred Stock.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b)  The following disclosure assumes that there are a total of 41,213,306 shares of Common Stock outstanding including (i) 27,728,862 shares of Common Stock outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012 and (ii) 13,484,444 newly issued shares of Common Stock issued upon the conversion of Series E Preferred Stock on August 1, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 17,784,444 shares of Common Stock of the Issuer, which constitutes approximately 43.2% of the Common Stock of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).